HENLYS
Group plc

Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

02 APR -8 AM 8:

Our Ref: PD/sl/L4338

4 April, 2002

[redacted]

02028291

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza,
450 Fifth Street NW,
Washington DC 20549,
United States of America.

SUPPL

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Blocklisting return for six months from 1 July 2001 to 31 December 2001.
2. Board Appointments. Announcement dated 21 February 2002.
3. Preliminary Results dated 14 March 2002.
4. Annual Report and Financial Statements for the year ended 31 December 2001.
5. Notification of share purchase made by Mr Allan Welsh, Chief Executive. Announcement dated 3 April 2002.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Very truly yours,

P. Dawes.
Group Company Secretary

Encl.

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Company Name/TIDM: Henlys Group PLC (HNL)

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Released: Today

09 Jan 2002 and 09 Jan 2002





Company	Delayed Share Prices	Headline	Released	RNS No	View
Henlys Group PLC	HNL	Blocklisting Interim Review	16:24 09 Jan 2002	7396P	HTML

Blocklisting Interim Review.

Schedule 5 – Block Listing Six-Monthly Return.

Henlys Group plc.
Henlys Executive Share Option Scheme 1986 (No.1)
Period of Return From: 01.07.2001 To: 31.12.2001.

Number and class of shares not issued under scheme at the end of last period:
212,835 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
212,835

Number and class of shares originally listed and date of admission:
212,835 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Henlys Group plc.
Henlys Executive Share Option Scheme 1995.
Period of Return From: 01.07.2001 To: 31.12.2001.

Number and class of shares not issued under scheme at the end of last period:
797,048 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
797,048

Number and class of shares originally listed and date of admission:
797,048 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Henlys Group plc.
Henlys Savings Related Share Option Scheme.
Period of Return From: 01.07.2001 To: 31.12.2001.

Number and class of shares not issued under scheme at the end of last period:
363,652 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
363,652

Number and class of shares originally listed and date of admission:
481,862 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Henlys Group plc.
Henlys Savings Related Share Option Scheme 1997.
Period of Return From: 01.07.2001 To: 31.12.2001.

Number and class of shares not issued under scheme at the end of last period:
309,188 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
2,771 Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
306,471

Number and class of shares originally listed and date of admission:
318,064 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Contact: P. Dawes.
Group Company Secretary
020 8953 9953

Date: Thursday, 21 February 2002.

Contacts: Robert Wood, Deputy Chairman and Chief Executive.
Henlys Group plc
Telephone: 020 8953 9953

Ginny Pulbrook, Director
Citigate Dewe Rogerson
Telephone: 020 7282 2945

Henlys Group plc

Board Appointments

Henlys Group plc announces that Mr T A Welsh is appointed to the position of Chief Executive with effect from 1 March, 2002. Allan Welsh (50) was Executive Director of T I Group plc with responsibility for its Automotive Operations. Prior to this he worked 27 years with T & N plc where he was latterly Executive Director with responsibility for T & N Group's largest subsidiary.

Mr Norman Askew, will retire from the position of Non-Executive Chairman at the AGM on 1 May 2002 following a period of over six years service on the Board.

Mr Robert Wood, presently Deputy Chairman and Chief Executive, will then assume the position of Executive Chairman. Over a period of time he will move progressively to a part time role as Non-Executive Chairman. He will continue in the recently appointed role of Chairman of Prévost Car Inc, a 50/50 Joint Venture with Volvo Bus Corporation.

A third Non-Executive Director will be appointed in the near future and a senior independent non-executive will be nominated.

Mr Neil Beresford, Executive Director, has completed a period of secondment to TransBus International and has now returned to work on a full time basis with Henlys. He will be primarily engaged in the development of the Group's industrial and product strategies in the North American operations of Blue Bird Corporation, Prévost Car and Nova Bus.

The above appointments represent a major increase in executive management resources and are designed to ensure that the ambitious programmes set for our North American operations are successfully delivered.

Henlys Group plc will be releasing its preliminary results to the year ended December 31, 2001 on Thursday 14th March, 2002.

End

HENLYS **Press Release**

Date: 14 March 2002.

Contact: Robert Wood, Deputy Chairman
Henlys Group plc
Telephone: 020 7282 2940 (until 2.00 pm)
Thereafter: 020 8953 9953

02 APR -8 AM 8:

Henlys Group plc

Preliminary Results for the year ended 31 December 2001

SALIENT POINTS

- **Financials**

	2001	2000
Turnover including Joint Ventures and Associates	£716.7 m	£882.8 m
Underlying Operating Profit*	£52.0 m	£87.2 m
Underlying Pre-Tax Profit*	£31.7 m	£65.3 m
Underlying Earnings per Share*	27.8 p	59.2 p
Dividend per Share	10.2 p	20.4 p

* *before amortisation of goodwill and exceptional costs.*

- **Results ahead of market expectations in spite of difficult market/economic conditions in the US.**
- **Implementation of wide ranging restructuring/efficiency improvement programmes in North America.**
- **During 2002, Blue Bird to launch new high value products targeted at new market segments.**
- **UK Operations – excellent first year result from TransBus.**

Henlys Group plc
1 Imperial Place Elstree Way Borehamwood Herts WD6 1JJ Telephone 020 8953 9953

Chairman's Statement

This has been a challenging year. The economic slowdown in the United States, coupled with the events of September 11 made 2001 a very difficult year for all of our North American operations. The main impact of the slowdown in demand for our products was felt in the second half leading to disappointing results compared with the record profits delivered in 2000. Nevertheless, we continue to work on bringing new products to the market, further reducing our cost base and strengthening Executive Management. Despite significant volume reductions in Blue Bird and Prévost they still returned operating margins of around 8%, which shows their resilience.

Results

In the year ended 31 December 2001, total turnover including joint ventures and associates was £716.7m, including £89.2m in respect of associates, compared with £882.8m reported in 2000. This reduction in recorded sales was impacted by the transfer of our UK operations into TransBus International on 1 January 2001 for which sales of £161.5m were reported in 2000, the run out of our operations at the RTS Division of Nova Bus, and a significant drop in sales in Blue Bird Corporation and Prévost Car Inc. Turnover in Blue Bird fell by £60.0m or 12% due to a drop off in demand for school bus products in the second half.

Total operating profits, before amortisation of goodwill and exceptional costs, were £52.0m compared with £87.2m in the previous year. The Group recorded pre-tax profit, before amortisation of goodwill and exceptional costs, of £31.7m compared with £65.3m in 2000. Exceptional costs of £45.3m were incurred from the closure of Blue Bird's assembly plant in Mexico, the re-organisation of the UK coachbuilding operations of TransBus International, the restructuring of US operations of Nova Bus and the combination of Henlys UK bus and coach operations with those of The Mayflower Corporation to form TransBus International. After these exceptional costs the Group incurred a loss before taxation in 2001 of £35.6m, compared to a profit of £46.0m in 2000.

TransBus International commenced trading on 1 January 2001 and had a very good first year, contributing £10.2m to Henlys operating profits, before amortisation of goodwill and exceptional costs. Major progress was made on rationalising and restructuring bodybuilding operations to achieve annualised cost savings of around £10m effective from the third quarter of 2001.

TransBus, the fourth largest bus and coach manufacturer in Europe, is the only large bus manufacturer in this region which is consistently profitable producing operating margins of over 10%.

Profits from North America were down compared to 2000 due to weaker demand for all product categories. This resulted in lower sales volumes and reduced capacity utilisation in all of our North American business units.

The events of September 11 had a further negative effect on demand for touring coaches in the fourth quarter as airport traffic was severely hit, resulting in disappointing coach volumes from Prévost and Blue Bird. Tightening of State expenditure budgets saw a reduction in school bus demand in the second half resulting in a 10% drop over the year in the total school bus market. This market is expected to show a further decline of 7-10% in 2002 as State budgets remain under pressure from falling tax revenues.

A number of major initiatives have been implemented to improve efficiencies and reduce the cost base of each of our North American operations. The most notable developments were:-

Blue Bird closed its Mexican assembly plant and transferred over 90% of its production activity back to its US plants thereby achieving better capacity utilisation and cost reduction. Blue Bird also launched a major initiative in the second half to introduce lean manufacturing processes in all Blue Bird facilities as well as the implementation of general cost reduction measures.

Following a significant drop in demand for high floor transit buses both joint venture partners made a decision to put the RTS division of Nova Bus, based in Roswell, New Mexico up for sale. In the event that a successful sale is not achieved it is proposed to run off the existing order book and close down operations. This will eliminate a business which has recorded significant losses in recent times.

On a more positive note the LFS division of Nova Bus, based in Quebec, was awarded its largest ever contract from a purchasing consortium for a minimum order of 825 transit buses over five years with options for a further 1000 units over the period 2003 to 2009. The contract value will be in the range of Can $400 million to Can $700 million and will provide a strong foundation for the future profitable development of the Canadian LFS division.

Another strategically important development was the acquisition by Henlys of 1% of the shares and related loan notes of Prévost from Volvo Bus Corporation taking Henlys total shareholding to 50% with Volvo holding the other 50%. Following this change in shareholding, Robert Wood was appointed Chairman of the Board of Prévost Car Inc and will focus on realising benefits from synergies between Prévost, Nova Bus and Blue Bird.

The Group has embarked on a substantial programme of new product development directed to launching completely new, high value, premium products targeted at new segments in the motor coach, motorhome and transit bus markets. The peak investment occurs over the coming twelve months. All the new products will be launched into the market by Spring 2003 with unit selling prices in the range of US $160,000 – US $350,000 giving a strong potential to develop top line sales growth.

Dividend

In view of the uncertainty of the US economy and the need for substantial funds for the new product development programmes described above, the Board has decided to recommend a final dividend of 3.4p per share bringing the total dividend for the year to 10.2p (2000 - 20.4p per share).

If approved by the shareholders at the Annual General Meeting, the final dividend will be paid on 3 May 2002 to shareholders on the Register on 12 April 2002.

Financial Year End Date

Following the transfer of UK activities into TransBus International, it is proposed to change our financial year end date from 31 December to 30 September and the reasons for this change in accounting reference date are outlined in the Finance Director's Review.

Employees

The past year has been very challenging for all of our operations and has placed additional demands on our management and employees to respond to fast changing and uncertain conditions. On behalf of the Board and Shareholders I would like to express appreciation and thanks for their perseverance and hard work.

Board and Management

I was delighted to recently announce the appointment of Allan Welsh to the position of Group Chief Executive with effect from 1 March 2002 following Robert Wood's decision to step down from the CEO role. Since that time Robert has been acting as Deputy Chairman and will take over from me as Chairman following the AGM on 1 May 2002.

We are currently in the process of further strengthening the Board. A third Non-Executive Director will be appointed in the near future and a senior independent non-executive director will be nominated.

Outlook

Our main markets in the United States have been affected by economic recession and high energy prices, whilst the tourist/leisure element of coaching has been adversely impacted by the events of September 11.

Going into 2002 there is evidence of some early signs of recovery in the US economy but, at this stage, it is premature to claim a clear and sustainable improvement. Lower fuel costs and very low interest rates should provide further impetus towards recovery in our markets. However, we must await a stronger economic recovery and restoration of business confidence and traveller security before we can expect a pick up in demand for our products.

Meantime, we are focusing our efforts on bringing new products to market and maintaining an efficient, competitive cost base.

Norman B.M. Askew
Chairman

Chief Executive's Review

Introduction

The North American operations of Blue Bird Coach Corporation, Prévost Car Inc and Nova Bus account for around 80% of the total revenue and operating profit, before amortisation of goodwill and exceptional costs, with our interest in TransBus International accounting for the remaining 20%. The developing economic recession in the United States of America and the impact of the events of September 11 have clearly had a significant adverse impact on the Group's financial results for the year ended 31 December 2001. Trading conditions in the second half of the year became more difficult as the deteriorating economic climate slowed down demand for yellow school buses, motor coaches and motor home conversions.

Impact of U.S. Economy on Key Markets

School Bus

Blue Bird's largest business unit is yellow school buses where the overall market in 2000 was at record levels. Moving into 2001, activity levels were slightly reduced during the first five months but in the summer it became evident that some States were encountering problems with falling tax revenues which had a consequential impact on funding of education budgets.

During the third quarter new order intake showed a significant fall as it became clear that the slowing US economy was putting a growing number of States under budgetary pressure as tax revenues fell. These budget problems increased following September 11 due to a further decline in revenues, the burden of homeland security costs and increasing unemployment/health care needs. Consequently, education budgets and pupil transportation budgets were trimmed as 35 of the 50 States acknowledged the need for budget adjustments.

Motor Coach

The Group's second most important business activity is highway and touring coaches where we experienced a decline of 43% in unit sales volumes compared with 2000. Last year's annual report highlighted the sharp drop in demand first experienced in the closing weeks of 2000 as tour and charter operators were being challenged by a range of problems – rising fuel costs, soaring insurance premiums, a shortage of drivers, a reduction in the value of their fleets and the tougher lending requirements imposed by finance companies. During the first half of 2001 coach ridership volumes had slightly softened but the September 11 terrorist attacks had a devastating effect on motor coach ridership from heavy passenger cancellations. The big drop in commercial airline traffic also had a major effect on airport shuttle work and touring activity.

Premium Motor Homes

The third key business area is premium motor homes in the form of bus shells for conversion from Prévost and complete units from Blue Bird. Both companies achieved near record deliveries in 2000 despite a general softening in demand for lower price category Class A motor homes. The Class A motor home market continued to fall during 2001 but there was evidence late in the fourth quarter of a pick up in demand and this improvement has been maintained going into early 2002. Against this background unit deliveries of Prévost shells were down 16% from record figures achieved in 2000.

Review of Operations

In the year ended 31 December 2001 the Group produced an operating profit, before amortisation of goodwill and exceptional costs, of £52.0 million compared with a corresponding contribution of £87.2 million in 2000. This decline was primarily attributable to the recessionary effect of the US

economy resulting in a weaker performance from school buses in Blue Bird and touring coaches in Prévost. Production capacity utilisation in our North American operations was therefore well down on the previous year leading to weaker overhead recovery. TransBus, in which Henlys has a 25% profit share in 2001, had an excellent first year of operation.

On the strategic front, major restructuring of the Nova Bus and TransBus businesses were announced resulting in exceptional costs of £27.9 million. Blue Bird also streamlined its production facilities by terminating assembly operations in its Mexican plant and transferring production back to the United States resulting in exceptional costs of £3.3 million. The Group also increased its shareholding in Prévost from 49% to 50% and took over the chairmanship of the Board of Prévost Car Inc with Volvo Bus Corporation continuing to hold the other 50%.

Blue Bird Corporation

Following strong growth during the late 1990s, Blue Bird had its best year ever in 2000 with record sales and profitability derived from buoyant market conditions. The company entered 2001 in good shape but by late spring early signs of impending budgetary pressures on States' education spending were detected and by the third quarter it became apparent that a growing number of States were cutting back on school bus purchases, particularly following September 11.

Deliveries of school buses fell by over 18% compared to 2000 due to a decline in the overall market and de-stocking by the distributor network. Margins were negatively impacted by lower production capacity utilisation and by competitor pricing pressure. Operating profits fell by £32.3 million to £38.6 million and margins from 13.7% to 8.4%. In this highly competitive environment Blue Bird maintained its leading position in the School Bus sector with a share of around 44%.

Actions were taken to right-size the business including general cost reductions and cost control measures to reflect changing market conditions. In addition, Blue Bird's assembly plant in Mexico was closed down in September and around 90% of its production was transferred back to US based operations, thereby improving plant utilisation and reducing costs.

As part of the process of ensuring Blue Bird's competitiveness and to prepare for the introduction of a broader range of buses, coaches and complete motor homes, a company wide programme has been launched to introduce lean manufacturing processes. This should lead to a significant reduction in inventories and working capital, free up space for additional activities and yield improvements in efficiency and cost effectiveness. Early results have been most encouraging and there is a significant potential to gain from this important initiative.

Good progress was made in 2001 advancing our product development programmes and over the next twelve months we will be launching a range of new products, most of which will be entirely new offerings from Blue Bird targeted at new segments in the commercial bus, coach and motor home markets.

This highly ambitious programme to widen our product range will be the base for incremental top line sales growth and will complement current offerings from Prévost and Nova Bus. They will be manufactured in existing facilities, thereby minimising the amount of additional overhead and ensuring cost competitiveness.

North American Joint Ventures

Henlys holds a 50% shareholding in Prévost Car Inc, which manufactures bus shells for motorhome conversion, tour and charter coaches and, through Nova Bus, transit (city) bus products.

Turnover in 2001 fell by 17% compared to 2000 due to lower sales of coaches, motorhome shells and Nova RTS buses. Henlys share of operating profit, before amortisation of goodwill and exceptional costs, fell to £3.1 million (2000 - £11.2 million) primarily due to a major drop in contribution from the Prévost division which suffered a 43% drop in coach and a 16% fall in bus shell volumes. This sales decline, combined with the need to clear down a significant opening stock of unsold vehicles, led to a 50% drop in production activity compared with 2000. A policy of producing strictly in line with sales has brought about a significant reduction in completed vehicle stocks and this policy will be maintained for the future.

Deliveries of bus shells for conversion were 16% down on the previous year's near record achievement and there are early indications that this market has stabilised at current levels. In addition, Prévost's Parts and Service division demonstrated another year of strong progress with an increase in turnover of over 27% compared with 2000. It is worth noting that, even with such a heavy contraction in the motor coach market, Prévost division still generated an operating margin of 7.5 % in 2001 compared with 12.1 % in the previous year.

In Nova Bus, the US based RTS division and the Canadian based LFS division experienced mixed fortunes. The LFS division generated a 63% increase in turnover compared with 2000 and delivered a very encouraging improvement in financial performance. It then closed the year by winning its largest single order from Association de Transport Urban de Quebec (ATUQ) for a minimum of 825 and a maximum of 1334 low floor transit buses for delivery from 2003 to 2007 with options of 225 to 300 per annum for 2008 and 2009. This contract provides a strong foundation for the future profitable development of the LFS division.

The RTS division of Nova Bus, which produces traditional high floor transit buses, was severely affected by a severe drop in demand for the RTS bus as customers moved sharply to low floor

products. This resulted in a patchy order book with uncertainty of future purchase volumes and order pattern. The business was progressively downsized over the summer/autumn period leading to a decision to effect a withdrawal from this operation either through a third party sale or by running off the existing order book until all production activities terminated. Sale negotiations are currently underway but it is not possible at this stage to predict their outcome.

TransBus International

TransBus was founded on 1 January 2001 through the combination of the non North American bus and coach operations of Henlys and Mayflower. Henlys holding in this new company is 30 %, but our profit share is set at 25 % for the first two years, resulting in a contribution to Henlys operating profit of £10.2 million, before amortisation of goodwill and exceptional costs, for 2001.

A major exercise to streamline and restructure body building operations resulted in the transfer of production of the Pointer midi bus range from Scarborough to the Alexander bus assembly plant in Falkirk in Scotland. The remaining coach manufacturing operation continues at Scarborough in a smaller, lower cost, dedicated facility using lean manufacturing methods. Annualised cost savings of around £10 million were achieved from the third quarter onwards resulting in an operating margin of 11.5 % for the year as a whole.

The combined UK bus and coach market fell by 14 % compared to 2000 due to a 12 % fall in bus registrations and a 20 % decline in coaches. TransBus enjoyed an increase in market share in all market segments and took an overall market share of just over 50 % in 2001. Export sales at £96.8 million accounted for around 27 % of total TransBus sales.

Order books presently stand at record levels with a total value of £160 million and the business will derive the full year benefit of cost reductions made in 2001, primarily relating to the reorganisation of the Scarborough facility. Prospects for 2002 look encouraging.

Board

Norman Askew has been a member of the Board of Henlys since 1996 and Chairman since 1997. He will be retiring from the Board following the AGM in May 2002. I would like to thank him for

his contribution and support over this period which has been a time of major change and transformation of Henlys into a major player in the global bus and coach market.

Future Prospects

Our two leading North American markets (yellow school bus and touring coaches) have been particularly hit by the economic slowdown and the impact of September 11. Blue Bird and Prévost have traditionally been high margin businesses with powerful operational gearing. Our actions to reduce the cost base in line with recent volume reductions will ensure that we again benefit from a strong operational gearing effect as volumes increase with our expanded product range and any recovery in the US economy.

Blue Bird will also introduce an entirely new range of bus, coach and motorhome products over the coming year and these high value products should create significant incremental turnover and profitability as we move through 2003.

We also expect to unlock significant cost reductions and improved efficiencies from the introduction of lean manufacturing principles across all of Blue Bird's operations.

Nova Bus operations have been streamlined with the objective of delivering acceptable financial returns from 2003 onwards, concentrating on delivery of low floor transit buses to the Canadian market and private bus operators in the US.

TransBus is well positioned to enjoy another successful year.

Robert Wood
Deputy Chairman

Finance Director's Review

Trading Results

The adjusted profit before taxation for the year is summarised as follows:-

	2001 £m	2000 £m
Adjusted profit before taxation	31.7	65.3
Less:		
Amortisation of goodwill	(22.0)	(19.3)
Exceptional costs (a)	(31.2)	-
Loss on disposal of UK business (b)	(14.1)	-
(Loss)/Profit on Ordinary Activities before Taxation	(35.6)	46.0

(a) Exceptional costs comprise:-

		£m
(i)	Cost of closure of Blue Bird's Mexican plant	3.3
(ii)	Henlys share of the rationalisation and closure costs of the Nova RTS plant in Roswell, New Mexico	23.4
(iii)	Henlys share of the restructuring costs of TransBus bodybuilding operations	4.5
		31.2

(b) The loss on disposal of Henlys UK business arose on the sale of the Group's UK operations into TransBus which was effective from 1 January 2001. The loss of £14.1 million is after charging £10.2 million representing the write back of goodwill previously written off in connection with these businesses. This goodwill charge is matched by an equivalent release from special reserve, and, therefore, has no overall effect on Group net assets.

Change in Accounting Date

Following the sale of Henlys UK activities into TransBus on 1 January 2001, the only wholly owned business within the Henlys Group is Blue Bird. The natural business cycle of Blue Bird comprises a build up of production in the second calendar quarter of the year in advance of the peak delivery season in July and August during the school holidays and at a time when the individual States within the USA commence their new financial year and, accordingly, have funds available for the purchase of buses. The bulk of school bus deliveries are, therefore, made during the third quarter each year. The Board has recognised that accounting on a calendar year basis is no longer appropriate in the context of the natural business cycle of Blue Bird, which is now the Group's only wholly owned activity. Accordingly, it has been decided that the accounting reference date of Blue Bird and the Group be changed to 30 September each year with effect from the current period. This will mean that the next Interim Report will be prepared, as normal, for the six months to 30 June 2002, followed by statutory audited financial statements for the nine months to 30 September 2002. Thereafter, half yearly financial statements will be prepared to 31 March each year and the full annual financial statements will be prepared to 30 September each year.

FRS 19 – Deferred Taxation

The Group has adopted early compliance with FRS 19 – Deferred Taxation, by recognising certain deferred tax assets. This has required relevant comparative figures to be restated as indicated in the financial statements.

Group Profit and Loss Account

FOR THE YEAR ENDED 31 DECEMBER 2001

	Group 2001 £000	Interest in Joint Ventures 2001 £000	Interest In Associates 2001 £000	Total 2001 £000	Group 2000 Restated £000	Interest in Joint Ventures 2000 £000	Interest In Associates 2000 £000	Total 2000 £000
Turnover								
Existing operations	**458,526**	**168,968**	**89,240**	**716,734**	518,506	202,781	-	721,287
Discontinued operations	-	-	-	-	161,476	-	-	161,476
Total turnover	**458,526**	**168,968**	**89,240**	**716,734**	679,982	202,781	-	882,763
Cost of sales	**(391,162)**	**(156,127)**	**(68,652)**	**(615,941)**	(566,346)	(167,298)	-	(733,644)
Gross Profit	**67,364**	**12,841**	**20,588**	**100,793**	113,636	35,483	-	149,119
Other operating expenses (net)	**(51,198)**	**(34,258)**	**(16,582)**	**(102,038)**	(55,788)	(25,386)		(81,174)
Operating (Loss)/Profit								
Existing operations	**38,631**	**3,116**	**10,228**	**51,975**	70,938	11,203	-	82,141
Discontinued operations	-	-	-	-	5,099	-	-	5,099
Amortisation of goodwill	**(19,136)**	**(1,170)**	**(1,727)**	**(22,033)**	(18,189)	(1,106)	-	(19,295)
Exceptional costs	**(3,329)**	**(23,363)**	**(4,495)**	**(31,187)**	-	-	-	-
	16,166	**(21,417)**	**4,006**	**(1,245)**	57,848	10,097	-	67,945
Share of operating (loss)/profit in joint ventures	**(21,417)**				10,097			
Share of operating profit in associates	**4,006**				-			
Total Operating (Loss)/Profit	**(1,245)**				67,945			
Loss on disposal of UK business (after writing back goodwill of £10,248,000)	**(14,077)**				-			
Interest payable (net)	**(20,299)**				(21,982)			
(Loss)/Profit on Ordinary Activities before Taxation	**(35,621)**				45,963			
Taxation	**(5,739)**				(22,476)			
(Loss)/Profit for the Financial Year	**(41,360)**				23,487			
Dividends	**(7,767)**				(15,517)			
Transfer (from)/to Reserves	**(49,127)**				7,970			
(Loss)/Earnings per Share								
Basic	**(54.3)p**				30.9p			
Adjusted	**27.8p**				59.2p			
Fully diluted	**(35.3)p**				30.0p			
Adjusted fully diluted	**27.9p**				51.9p			

	Group 2001 £000	Interest in Joint Ventures 2001 £000	Total 2001 £000	Group 2000 Restated £000	Interest In Joint Ventures 2000 Restated £000	Total 2000 Restated £000	Company 2001 £000	Company 2000 £000
Fixed Assets								
Intangible assets	**342,784**	**18,694**	**361,478**	352,347	19,465	371,812	-	-
Tangible assets	**26,205**	**17,214**	**43,419**	58,368	21,657	80,025	**143**	182
Investments	**108,227**	**(31,696)**	**76,531**	65,607	(60,377)	5,230	**627,946**	604,535
	477,216	**4,212**	**481,428**	476,322	(19,255)	457,067	**628,089**	604,717
Current Assets								
Stocks	**77,952**	**52,282**	**130,234**	121,658	68,370	190,028	-	-
Debtors	**28,227**	**32,488**	**60,715**	40,216	36,999	77,215	**37,143**	45,304
Cash at bank and in hand	**8,869**	**6,095**	**14,964**	26,371	4,746	31,117	**-**	12,980
	115,048	**90,865**	**205,913**	188,245	110,115	298,360	**37,143**	58,284
Creditors								
Amounts falling due within one year	**94,937**	**81,047**	**175,984**	113,625	78,613	192,238	**180,835**	156,346
Net Current Assets/(Liabilities)	**20,111**	**9,818**	**29,929**	74,620	31,502	106,122	**(143,692)**	(98,062)
Total Assets less Current Liabilities	**497,327**	**14,030**	**511,357**	550,942	12,247	563,189	**484,397**	506,655
Creditors: Amounts falling due after more than one year	**244,905**	**2,150**	**247,055**	265,931	1,853	267,784	**244,905**	265,931
Provisions for Liabilities and Charges	**38,154**	**11,880**	**50,034**	34,198	10,394	44,592	**-**	1,020
Net Assets	**214,268**	**-**	**214,268**	250,813	-	250,813	**239,492**	239,704
Capital and Reserves								
Called up share capital	**19,038**			19,036			**19,038**	19,036
Share premium account	**118,800**			118,771			**118,800**	118,771
Other reserves	**44,981**			38,459			**64,551**	63,111
Profit and loss account	**31,449**			74,547			**37,103**	38,786
Equity Shareholders' Funds	**214,268**			250,813			**239,492**	239,704

Reconciliation of Movements in Equity Shareholders' Funds
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £000	2000 Restated £000
(Loss)/profit for the financial year	**(41,360)**	23,487
Dividends	**(7,767)**	(15,517)
New share capital issued	**31**	228
Foreign exchange gain on retranslation of investments and goodwill	**9,997**	34,355
Foreign exchange loss on retranslation of loans	**(8,233)**	(23,149)
Tax effect of foreign exchange movements	**539**	(2,079)
Goodwill written back on disposals	**10,248**	-
Net movement in equity shareholders' funds	**(36,545)**	17,325
Equity shareholders' funds at beginning of year as previously reported	**247,510**	227,918
Prior year adjustment in respect of FRS19	**3,303**	5,570
Equity shareholders' funds at end of year as restated	**214,268**	250,813

Group Cash Flow Statement
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £000	2000 £000
Net Cash Inflow from Operating Activities	**32,967**	33,003
Dividends and Interest Received from Joint Ventures	**7,145**	4,068
Returns on Investments and Servicing of Finance	**(18,175)**	(17,481)
Taxation	**(909)**	(12,745)
Capital Expenditure (net)	**(10,749)**	(8,593)
Acquisitions and Disposals	**(3,704)**	(1,628)
Equity Dividends Paid	**(15,533)**	(14,908)
Cash Outflow before Financing	**(8,958)**	(18,284)
Financing	**(12,670)**	7,778
Decrease in Cash in the Year	**(21,628)**	(10,506)

Notes

1. ***(Loss)/Earnings per Share***

   (Loss)/Earnings per share has been calculated by dividing the loss for the financial year of £41,360,000 (2000 – profit of £23,487,000) by 76,149,660 (2000 – 76,078,384) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year.

   Adjusted earnings per share, which gives a useful indication of underlying performance, has been calculated by dividing the profit for the financial year, before amortisation of goodwill and exceptional costs, of £21,138,000 (2000 - £45,049,000) by 76,149,660 (2000 – 76,078,384) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year.

   Fully diluted (loss)/earnings per share has been calculated by dividing the loss for the financial year, excluding the interest on the convertible loan stock net of tax, of £34,916,000 (2000 – profit of £29,690,000) by 98,814,275 (2000 – 98,848,728) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year adjusted for the exercise of outstanding share options and convertible debt.

   Adjusted fully diluted earnings per share has been calculated by dividing the adjusted profit, excluding the interest on the convertible loan stock net of tax, of £27,582,000 (2000 - £51,253,000) by 98,814,275 (2000 – 98,848,728) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year adjusted for the exercise of outstanding share options and convertible debt.

2. The proposed final dividend of 3.4p per Ordinary share for the year ended 31 December 2001 will be payable on 3 May 2002 to shareholders on the register at the close of business on 12 April 2002.

   Final Dividend Warrants and BACS counterfoils will be posted to shareholders on 2 May 2002.

3. The above financial statements are not full financial statements. Full financial statements for the year ended 31 December 2000 containing an unqualified audit report, have been delivered to the Registrar of Companies. Full financial statements for the year ended 31 December 2001 which are expected to contain an unqualified report from the auditors will be posted to shareholders on 2 April 2002 and delivered to the Registrar of Companies.

4. Copies of this statement are available to the public on the Company's web site www.henlys.com and from the following address: Henlys Group plc, 1 Imperial Place, Elstree Way, Borehamwood, Herts. WD6 1JJ.

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02 APR -8 AM 8:

Henlys Group plc has today been advised that a director, Mr Allan Welsh, acquired today 15,000 Ordinary Shares of 25 pence each (0.02%) at a price of 188 pence per share. Following this transaction Mr Welsh's total share interests amount to 15,000 ordinary shares.